Exhibit 99.1

Designated Filer:	Insight Holdings Group, LLC
Issuer & Ticker Symbol:	Alteryx, Inc. [AYX]
Date of Event Requiring Statement:	May 20, 2020

EXPLANATION OF RESPONSES

(1) Represents an annual award of restricted stock units (“RSUs”) to the non-employee directors (the “Annual Award”) of Alteryx, Inc. (the “Issuer”). The Annual Award shall fully vest on the earlier of (a) the date of the next annual meeting of the Issuer’s stockholders and (b) May 20, 2021, in each case, so long as the non-employee director continues to provide services to the Issuer through such date. Each RSU represents a contingent right to receive one share of the Issuer’s Class A Common Stock upon settlement for no consideration. Shares of the Issuer’s Class A Common Stock will be delivered to the Reporting Person following vesting.

(2) 13,139 shares of Class A Common Stock of the Issuer are owned by JPH DE Trust Holdings LLC, 45,928 shares of Class A Common Stock of the Issuer are owned by JPH Fund VIII LLC and 152,572 shares of Class A Common Stock of the Issuer are owned by JPH Private Investments LLC. The reporting person controls each of JPH DE Trust Holdings LLC, JPH Fund VIII LLC and JPH Private Investments LLC. By reason of the provisions of Rule 16a-1 under the Securities Exchange Act of 1934, as amended, the reporting person may be deemed to be the beneficial owner of the securities owned by each of JPH DE Trust Holdings LLC, JPH Fund VIII LLC and JPH Private Investments LLC.